EXHIBIT 99.2

                       [GRUPO PAO DE ACUCAR LOGO OMITTED]


                               MANAGEMENT PROPOSAL


Shareholders: The management of COMPANHIA BRASILEIRA DE DISTRIBUICAO presents to the General Extraordinary Shareholders' Meeting the following proposals:

(a) in order to implement the real state transaction described in the Material Fact ("Fato Relevante") published on May 4, 2005, the capitalization of one or more corporations ("Real Estate Company") by means of payment in kind of sixty
(60) real estate properties owned by the Company, in an aggregate amount of approximately one billion and twenty nine million reais (R$ 1,029,000,000.00), in accordance with an Appraisal Report prepared by the expert firms Jones Lang Lassalle Ltda. and Amaral D'Avila Engenharia de Avaliacoes Ltda., including the identification of each of real estate properties;

(b) a swap of all shares issued and outstanding representing the capital stock of the Real Estate Company, which were capitalized in accordance with item "a" above, for shares and/or quotas representatives of the capital stock of companies controlled by Abilio dos Santos Diniz with the objective to formalize such real estate transaction, in an aggregate amount of approximately one billion and twenty nine million reais (R$ 1,029,000,000.00), in accordance with a proposal presented by Abilio dos Santos Diniz to the Company. The purpose of the present transaction is to reduce the short and long-term indebtedness of the Company, strengthening its capital structure and enabling the expansion of its operations;

(c) the execution by the Company of a lease agreement of such sixty (60) real estates in accordance with the following general terms and conditions: (i) the monthly rent to be paid by the Company shall be equivalent to two per cent (2%) of the Company's monthly gross sales on stores located in the relevant real estate property, provided that a minimum annual rent shall be paid (an amount equivalent to one point eight per cent (1.8%) of the gross sales of the stores in the year of 2004 in relation to the set of stores leased, which shall be annually adjusted according to the variation of IPCA) should the amount related to the lease of all stores (set of stores) in accordance with item (i) above be not


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higher than the total minimum rent calculated over the sixty (60) real estates, estimated for a certain year; (ii) the Company shall pay to the lessor a fixed monthly rent for the galleries located in each of real estate properties, which amount shall also be adjusted by the variation of the IPCA; (iii) the lease agreements shall have a term of twenty (20) years, automatically extended for two (2) consecutive terms of ten (10) years each; (iv) the Company shall be entitled to terminate any of the lease agreements at any time by means of a thirty (30) days prior written notice delivered to the other party, communicating its intention, and the payment of a penalty equivalent to ten percent (10%) of the rents owed for the remaining term of the pertinent lease agreement, limited to twelve (12) monthly rents; (v) the Company shall have the preemptive right on the acquisition of any of the sixty (60) real estates; and

(d) the amendment of articles 5, 6, 9, 13 to 18, 19, 20 to 36 of the
Company's By Laws, related to the authorized capital, the powers and functions of the Shareholders Meeting, Board of Directors, Special Committees and Executive Officer Committee, as well as the consolidation of the Company's By Laws, in the terms of the draft attached to the present proposal.

Management members attending the Extraordinary General Meeting will be entitled to clarify any information requested by the Shareholders, which are convenient and necessary to take their decision. This is the proposal we want to present which we expect to be approved.


                             Sao Paulo, June 6, 2005



                                 THE MANAGEMENT




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